		Exhibit 12
Altria Group, Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	For the Six Months Ended June 30, 2014	For the Three Months Ended June 30, 2014
Earnings before income taxes	$3,751	$1,945

Add (deduct):
Equity in net earnings of less than 50% owned affiliates	(427)	(200)
Fixed charges	438	216
Interest capitalized, net of amortization	7	3
Earnings available for fixed charges	$3,769	$1,964

Fixed charges:
Interest incurred (1)	$430	$212
Portion of rent expense deemed to represent interest factor	8	4
Fixed charges	$438	$216

Ratio of earnings to fixed charges	8.6	9.1

(1) Altria Group, Inc. includes interest relating to uncertain tax positions in its provision for income taxes, therefore such amounts are not included in fixed charges in the computation.

					Exhibit 12

Altria Group, Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	For the Years Ended December 31,
	2013	2012	2011	2010	2009
Earnings before income taxes	$6,942	$6,477	$5,582	$5,723	$4,877

Add (deduct):
Equity in net earnings of less than 50% owned affiliates	(993)	(1,229)	(741)	(631)	(601)
Dividends from less than 50% owned affiliates	443	404	374	303	254
Fixed charges	1,104	1,165	1,254	1,152	1,249
Interest capitalized, net of amortization	(7)	(4)	(2)	26	5
Earnings available for fixed charges	$7,489	$6,813	$6,467	$6,573	$5,784

Fixed charges:
Interest incurred (1)	$1,087	$1,148	$1,233	$1,133	$1,230
Portion of rent expense deemed to represent interest factor	17	17	21	19	19
Fixed charges	$1,104	$1,165	$1,254	$1,152	$1,249

Ratio of earnings to fixed charges	6.8	5.8	5.2	5.7	4.6

(1) Altria Group, Inc. includes interest relating to uncertain tax positions in its provision for income taxes, therefore such amounts are not included in fixed charges in the computation.